FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of November 2002.
Total number of pages: 12.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No X ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:
EXHIBITS

Exhibit Number	Page Number
1. [Joint Research Project with the University of Tokyo Office of University Corporate Relations]	4

2. [Golf Course Revival Fund]	8

3. [Nomura Principal Finance Invests in Misawa Resort]	11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date: November 19, 2002

November 12, 2002

Joint Research Project with the University of Tokyo
Office of University Corporate Relations

Tokyo—Nomura Securities Co., Ltd. (herein Nomura Securities, President and CEO Junichi Ujiie) and the University of Tokyo (President Takeshi Sasaki) are to undertake joint research on development of a model for industry-university collaboration based on market principles (see attached).

The University of Tokyo established the Office of University Corporate Relations (Director, Prof. Masatoshi Ishikawa) on 1 November. This will be its first joint research project.

In undertaking this project, Kazuhiro Takasu (formerly General Manager, Nomura Securities Financial Research Center) will assume the position of Visiting Professor, University of Tokyo, with effect from 11 November. Three other employees from Nomura Securities will be sent as joint researchers.

The University of Tokyo Office of University Corporate Relations, established under the direct oversight of the office of the University’s President, is the only functioning organization of its kind at the University and has been positioned as a common platform for university departmental activities. The project aims to pool public sector opinion and expertise to develop a model for industry-university collaboration.

For further information:
Masatoshi Ishikawa
Office of University Corporate Relations, University of Tokyo
Tel: 03-5841-2253

Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 03-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Outline of Joint Research with the University of Tokyo
Office of University Corporate Relations

Theme

Development of a model for industry-university collaboration based on market principles.

Goal

To contribute to Japan’s economic and social revitalization through joint research on developing a model for industry-university alliances based on market principles, including private sector capital market practices and alliance building expertise, in order to produce fundamental leading research on technical innovation and generate new technology and industries at the University of Tokyo.

Content

1.	Research and development of models for improving the University’s support for new business, incubation functions and the smooth acquisition or support of corporate funds using capital markets.

2.	Research and development of a model for cooperation between industry and academia based on consortiums established with the private sector and alliances among companies.

As announced on November 6, the University of Tokyo will be holding a ceremony to commemorate the founding of the Office of University Corporate Relations as follows.

Commemorative Ceremony for the Foundation of the
Office of University Corporate Relations

Date:	December 2, 2002 (Monday)

Commemorative lecture:	4:30 pm ~

(Speaker: Taichi Sakaiya, Critic)

Ceremony:	5:15 pm ~

Venue:	International Conference Room (Golden Room),

11 Floor Keidanren Kaikan

Reception:	6:00 pm ~

Venue:                                          Diamond Room, 12 Floor Keidanren Kaikan
For further details:
Research Cooperation Division
Research Management and International Affairs Department
University of Tokyo
03-5841-2312/2345

The University of Tokyo regards social change, particularly changes in methods by which the benefits of research findings are passed on to the community, with the utmost importance and is actively engaged in the effective use and dissemination of intellectual resources in society. In particular, the University of Tokyo seeks to reinforce the practical side of its support for new business as well as developing incubation functions and building entrepreneurial alliances. In this sense, the theme of this joint research project represents an important pillar of the Office of University Corporate Relations.

Nomura Group organizes lectures by directors and managers in more than 110 universities to more than 10,000 students nationwide on the significance and operations of the securities business. Through such activities Nomura Group seeks to deepen the public’s understanding of capital markets and knowledge of finance. This joint research project aims to develop a concrete model to pass on to society the intellectual resources at the disposal of the University of Tokyo. By supporting the University’s campus-wide framework for promoting industry-university collaboration from a capital markets perspective, Nomura Group aims to contribute to Japan’s social and economic revitalization.

November 19, 2002

Golf Course Revival Fund

Tokyo—Today, Nomura Holdings, Inc. (NHI) announced that Nomura Principal Finance Co., Ltd. (NPF) (a wholly owned subsidiary of NHI), Misawa Resort Co., Ltd. and UFJ Bank Limited (a wholly owned subsidiary of UFJ Holdings, Inc.) reached an agreement to jointly establish a “Golf Course Revival Fund.”

The harsh effects of a prolonged recession following the bursting of the economic bubble are being increasingly felt in the golf course industry. The purpose of the Golf Course Revival Fund is to provide support to enable ailing golf courses to recover through Misawa Resort’s management expertise in this area and the fund’s financial backing.

Misawa Resort will invest in the fund through a subsidiary and assume management of golf courses acquired by the fund with a view to assisting their revival by enhancing their profitability and cash flows. Misawa Resort is a pioneering force in Japan’s golf course contract management business and has a first-class track record in this area having already restored numerous golf courses back to financial health.

As the principal investing parties, NPF and UFJ Bank will provide the financial support necessary for this restoration as well as financial advice and other assistance.

Outline of the Fund

Fund type:	Limited investment partnership

Unlimited partner:	Wholly owned subsidiary of Misawa Resort Co., Ltd.

Limited partners:	Nomura Principal Finance Co., Ltd., UFJ Bank Limited

Total investment:	5 billion yen

Time frame:	8 years (with a maximum 2-year extension)

Investment target:	Ailing Japanese golf courses

Main investment restrictions	Conflicts of interest between fund partners and related companies

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Scheme

Misawa Resort
100% investment
UFJ Bank
Subsidiary
Nomura Principal Finance
Investment in Partnership
Management
Limited Investment Partnership
100% Investment
Golf Course
Golf Course
Golf Course
Golf Course
Ailing Golf Courses
Golf Course
Golf Course
Golf Course
Golf Course

November 19, 2002

Nomura Principal Finance Invests in Misawa Resort

Tokyo—Nomura Principal Finance Co., Ltd. (NPF) (President: Yoshifumi Kawabata), a wholly owned subsidiary of Nomura Holdings, Inc., will acquire the newly issued shares of Misawa Resort Co., Ltd. (5261).

1.    Outline

(1)
Number of new shares to be acquired: 18,900,000 common shares
NPF’s investment in the newly issued shares will amount to 33.37% of all shares issued by Misawa Resort. Misawa Resort will become an affiliated company of NPF under the equity method.

(2)
Issue amount per new share: 165 yen
The issue amount was calculated based on the average closing price from August 19, 2002 to November 18, 2002 of Misawa Resort’s shares listed on the Tokyo Stock Exchange. (Fractions below 1 yen will be rounded up)

(3)	Total paid-in amount: 3,118,500,000 yen
(4)	Offering date: December 10, 2002
(5)	Payment date: December 11, 2002
(6)
Arrangements concerning continuance of ownership
In the event that NPF should decide to transfer the shares it has acquired within two years of the issue date, it promises to inform Misawa Resort of this decision.

(7)	All above items are conditioned upon effective notification under the Securities and Exchange Law of Japan.

2.    Outline of Misawa Resort

(1)	Address: 2-4-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, 163-0866, Japan
(2)	President: Hideaki Hirata
(3)	Capital: 2,379,388,000 yen
(4)	Business outline: Business management, welfare projects, resort related business, accommodation and pipe related business
(5)	Largest shareholder: Misawa Capital Co., Ltd.
(6)	Relationship with NPF: No vested interests or business connection

3.    Purpose of Acquiring New Shares

The acquisition of new shares is intended to strengthen Misawa Resort’s financial position and facilitate business expansion. NPF aims to improve the company’s corporate value in the pursuit of returns in the medium to long term.

In addition to acquiring newly issued shares, NPF will also invest in a “Golf Course Revival Fund (provisional title)” managed by Misawa Resort. (Please see attached for an outline of the fund)

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.